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CUSIP No. 685932105            SCHEDULE 13D                 Page 1 of 29
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)
                          OREGON TRAIL FINANCIAL CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    685932105
                                 (CUSIP Number)

                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                                 (212) 269-5800

                                 with a copy to:
                           Spencer L. Schneider, Esq.
                                145 Hudson Street
                            New York, New York 10013
                                 (212) 431-7151
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 12, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 685932105            SCHEDULE 13D                 Page 2 of 29
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         1. Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
--------------------------------------------------------------------------------
            Stilwell Value Partners II, L.P.

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         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
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            (a)  [X]

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            (b)

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         3. SEC Use Only

--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware
--------------------------------------------------------------------------------
Number of
Shares            7. Sole Voting Power: 0
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 283,476
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 0
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 283,476
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person:
             283,476
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11):  9.19%

--------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions)
             PN
--------------------------------------------------------------------------------

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CUSIP No. 685932105            SCHEDULE 13D                 Page 3 of 29
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         1. Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
--------------------------------------------------------------------------------
            Stilwell Associates, L.P.

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
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            (a)  [X]

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            (b)

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         3. SEC Use Only

--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware
--------------------------------------------------------------------------------
Number of
Shares            7. Sole Voting Power: 0
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 283,476
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 0
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 283,476
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person:
             283,476
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11):  9.19%

--------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions)
             PN
--------------------------------------------------------------------------------

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CUSIP No. 685932105            SCHEDULE 13D                 Page 4 of 29
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         1. Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
--------------------------------------------------------------------------------
            Stilwell Value LLC

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
--------------------------------------------------------------------------------
            (a)  [X]

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            (b)

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         3. SEC Use Only

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         4. Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware
--------------------------------------------------------------------------------
Number of
Shares            7. Sole Voting Power: 0
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 283,476
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 0
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 283,476
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person:
             283,476
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11):  9.19%

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         14. Type of Reporting Person (See Instructions)
             OO
--------------------------------------------------------------------------------

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CUSIP No. 685932105            SCHEDULE 13D                 Page 5 of 29
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--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
--------------------------------------------------------------------------------
            Joseph Stilwell

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
--------------------------------------------------------------------------------
            (a)  [X]

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            (b)

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         3. SEC Use Only

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         4. Source of Funds (See Instructions) PF, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
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         6. Citizenship or Place of Organization:
            United States
--------------------------------------------------------------------------------
Number of
Shares            7. Sole Voting Power: 0
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 283,476
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 0
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 283,476
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person:
             283,476
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11):  9.19%

--------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions)
             IN
--------------------------------------------------------------------------------

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CUSIP No. 685932105            SCHEDULE 13D                 Page 6 of 29
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         1. Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
--------------------------------------------------------------------------------
            Neil R. Bryant

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         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
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            (a)

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            (b)

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         3. SEC Use Only

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         4. Source of Funds (See Instructions)  OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
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         6. Citizenship or Place of Organization:
            United States
--------------------------------------------------------------------------------
Number of
Shares            7. Sole Voting Power: 2,224
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 0
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 2,224
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 0
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person:
             2,224
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11):  .0007%

--------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions)
             IN
--------------------------------------------------------------------------------

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CUSIP No. 685932105            SCHEDULE 13D                 Page 7 of 29
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         1. Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
--------------------------------------------------------------------------------
            Kevin D. Padrick

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         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
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            (a)  [X]

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            (b)

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         3. SEC Use Only

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         4. Source of Funds (See Instructions)  OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
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         6. Citizenship or Place of Organization:
            United States
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Number of
Shares            7. Sole Voting Power: 25,000
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 0
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 25,000
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 0
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person:
             25,000
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11):  .008%

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         14. Type of Reporting Person (See Instructions)
             IN
--------------------------------------------------------------------------------

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CUSIP No. 685932105            SCHEDULE 13D                 Page 8 of 29
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Item 1.   Security and Issuer

      This is Amendment No. 18 to the Schedule 13D filed on November 17, 2000 ("Original 13D"), by joint filers Stilwell Value Partners II, L.P., a Delaware limited partnership ("Stilwell Value Partners II"), Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"), Stilwell Value LLC, a
Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners II and Stilwell Associates, Joseph Stilwell, managing and sole member of Stilwell Value LLC, Neil R. Bryant and Kevin D. Padrick. All of the filers of this Schedule 13D are collectively referred to as the "Group" (other than Mr. Bryant) or "Reporting Persons". This filing amends Amendment No. 1 to the Schedule 13D filed on December 15, 2000 ("Amendment No. 1 to Original 13D"), Amendment No. 2 to the Schedule 13D filed on January 9, 2001 ("Amendment No. 2 to Original 13D"), Amendment No. 3 to the Schedule 13D filed on February 1, 2001 ("Amendment No. 3 to Original 13D"), Amendment No. 4 to the
Schedule 13D filed on February 16, 2001 ("Amendment No. 4 to Original 13D"), Amendment No. 5 to the Schedule 13D filed on March 23, 2001 ("Amendment No. 5 to Original 13D"), Amendment No. 6 to the Schedule 13D filed on May 8, 2001 ("Amendment No. 6 to Original 13D"), Amendment No. 7 to the Schedule 13D filed on May 22, 2001 ("Amendment No. 7 to Original 13D"), Amendment No. 8 to the
Schedule 13D filed on May 29, 2001 ("Amendment No. 8 to Original 13D"), Amendment No. 9 to the Schedule 13D filed on July 5, 2001 ("Amendment No. 9 to Original 13D"), Amendment No. 10 to the Schedule 13D filed on July 31, 2001 ("Amendment No. 10 to Original 13D"), Amendment No. 11 to the Schedule 13D filed on August 21, 2001 ("Amendment No. 11 to Original 13D"), Amendment No. 12 to the
Schedule 13D filed on September 14, 2001 ("Amendment No. 12 to Original 13D"), Amendment No. 13 filed on September 21, 2001 ("Amendment No. 13 to Original 13D"), Amendment No. 14 filed on October 1, 2001 ("Amendment No. 14 to Original 13D"), Amendment No. 15 filed on October 15, 2001 ("Amendment No. 15 to Original 13D"), Amendment No. 16 filed on October 29, 2001 ("Amendment No. 16 to Original 13D"), and Amendment No. 17 filed on January 3, 2002 ("Amendment No. 17 to Original 13D").

      This Schedule 13D relates to the common stock ("Common Stock") of Oregon Trail Financial Corp. (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 2055 First Street, Baker City, Oregon 97814. The amended joint filing agreement of the Reporting Persons is attached as Exhibit 10. Copies of the form of Power of Attorney given by Neil Bryant and Kevin Padrick to Joseph Stilwell are attached as Exhibit 11.

Item 2.   Identity and Background

      (a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Mr. Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners II and Stilwell Associates, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners II and Stilwell Associates.

      The business address of Stilwell Value Partners II, Stilwell Associates, Stilwell Value LLC and Joseph Stilwell is 26 Broadway, 23rd Floor, New York, New York 10004.

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CUSIP No. 685932105            SCHEDULE 13D                 Page 9 of 29
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      The  principal  employment  of  Mr.  Stilwell  is  investment  management.
Stilwell Value Partners II and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners II and Stilwell Associates.

      This statement is also filed by Neil R. Bryant with respect to the shares of Common Stock beneficially owned by him. Mr. Bryant's business address is 40 N.W. Greenwood, Bend, Oregon 97701. Mr. Bryant is an attorney engaged in the private practice of law. As noted below, Mr. Bryant is no longer a member of the Group.

      This statement is also filed by Kevin D. Padrick with respect to options to purchase shares of Common Stock. Mr. Padrick's business address is 12 River Road, Sunriver, Oregon 97707. Mr. Padrick, an attorney, is a consultant for businesses in need of an individual with a background in both business and law.

      (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) Mr. Stilwell, Mr. Bryant and Mr. Padrick are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

      The source and amount of funds expended by members of the Group to acquire the Common Stock held was previously reported in the Original 13D, in Amendment No. 1 to the Original 13D, in Amendment No. 6 to the Original 13D, in Amendment No. 10 to the Original 13D, in Amendment No. 12 to the Original 13D, and in Amendment No. 13 to the Original 13D.

Item 4.   Purpose of Transaction

      The purpose of the acquisition of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the Common Stock through the assertion of shareholder rights. To the extent that such conduct is not inconsistent with the terms of the Standstill Agreement referred to below, the Group may assert shareholder rights in the future with the intent to influence the policies of the Issuer. The members of the Group do not believe the value of the Issuer's assets is adequately reflected in the current market price of the Issuer's Common Stock.

      Members of the Group are filing this Amendment No. 18 to the Original 13D to report, as further described below, that the Issuer and members of the Group have entered into a Standstill Agreement pursuant to which, among other things, the Issuer agreed to achieve annual targets for

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CUSIP No. 685932105            SCHEDULE 13D                 Page 10 of 29
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its return on equity, to reduce its current capital ratio, to obtain advice from its investment banker regarding annual 10% stock repurchases, to maintain a seat for the Group's director, or a replacement director, for five years, to reimburse a portion of the Group's expenses incurred in the proxy contest, and to withdraw the pending lawsuit against members of the Group with prejudice. In exchange, members of the Group have agreed to refrain from seeking additional seats on the Issuer's Board and to support the Issuer so long as the financial goals set forth in the Standstill Agreement have been met.

      In January 2001, members of the Group met with the Issuer's management to discuss its concerns that management was not maximizing shareholder value and it proposed that the company voluntarily place its nominees on the board. Management rejected the Group's proposal, and the Group announced its intention to solicit proxies to elect a board nominee. The Issuer refused to produce its complete shareholder list, and the Group sued the Issuer. The Baker County court ultimately ordered the Issuer to produce the complete list and to pay $10,000 in attorneys' fees to the Group. The Group also initiated lawsuits against two directors alleging that one director had violated the Issuer's residency requirement and that the other director had allegedly committed perjury while testifying about his co-director in the first suit. The first suit was dismissed on summary judgment grounds, and the Group filed an appeal; the other suit was dismissed by the federal court for lack of federal jurisdiction but with permission to re-file in state court. On or about August 16, 2002, the Group began to solicit proxies from shareholders to elect Kevin D. Padrick to the Board of the Issuer. On September 12, 2001, the Issuer filed suit in federal district court and sought an injunction to invalidate the Group's proxies. On September 26, 2001, the district court denied the injunction and the election proceeded. During the election, the Issuer announced the hiring of an investment banking firm. The Group argued in its proxy materials that the Issuer should use its excess capital to repurchase its shares at prices below book value. In the 5 months after the filing of the Group's first proxy statement (i.e., from 8/1/01-12/31/01), the Issuer repurchased approximately 15% of its shares.

      On October 12, 2001, at the Issuer's Annual Meeting, the Issuer's shareholders elected the Group's candidate, Kevin D. Padrick, to a seat on the Board of Directors. Mr. Padrick received 62% of the total shares voted, and John Gentry, the Issuer's nominee with the most votes, received 36% of the total shares voted.

      On March 12, 2002, the Issuer and members of the Group entered into a Standstill Agreement pursuant to which, among other things, the Issuer agreed to achieve annual targets for its return on equity, to reduce its current capital ratio, to obtain advice from its investment banker regarding annual 10% stock repurchases, to re-elect the Group's director to the Board at the end of his current term, to maintain a seat for the Group's director, or a replacement director, for five years, to reimburse a portion of the Group's expenses incurred in the proxy contest, and to withdraw the pending lawsuit against members of the Group with prejudice. In exchange, members of the Group have agreed to refrain from seeking additional seats on the Issuer's Board and to support the Issuer and to vote in accordance with management's recommendations so long as the financial goals set forth in the Standstill Agreement have been met. Also, during the term of the Standstill Agreement, members of the Group collectively may beneficially own or have the right to vote not less than 7% and not more than 9.9% of the Common Stock. Members of the Group have given the Company a right of first refusal before making a transfer or sale of any Common Stock and, until May 11, 2002, have agreed to sell one share of Common Stock

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CUSIP No. 685932105            SCHEDULE 13D                 Page 11 of 29
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for every 10 shares of Common Stock  purchased by the Company.  However,  if the
Company announces a merger or sale of the Company, members of the Group have the right to sell their Common Stock without restriction. A copy of the Standstill Agreement is annexed hereto as Exhibit 14. All of the pending litigation is to be dismissed with prejudice with the parties exchanging general releases.

      On or about February 6, 2002, Mr. Bryant exercised his option to purchase 10,000 shares of Common Stock and, pursuant to the cashless exercise provision thereunder, Mr. Bryant received 2,224 shares of Common Stock. Because Mr. Bryant has no continuing obligations to the Group and is not otherwise acting in concert with the Group, he is exiting the Group as of the date of the filing of this Amendment to the Original 13D.

      On May 1, 2000, certain members of the Group (the "Stilwell SPN Group") filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. ("SPN"). Thereafter, the Stilwell SPN Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. agreed to acquire SPN and the Stilwell SPN Group disposed of its shares of SPN on the open market.

      On July 7, 2000, certain members of the Group (the "Stilwell CMRN Group") filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation ("Cameron"). Thereafter the Stilwell CMRN Group exercised its shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that the Board invite the Stilwell CMRN Group's representatives to join the Board, writing to other Cameron shareholders to express their dismay with management's inability to achieve shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. and the Stilwell CMRN Group disposed of its shares of Cameron on the open market.

      On January 4, 2001, certain members of the Group (the "Stilwell CFIC Group") filed a Schedule 13D in connection with the common stock of Community Financial Corp. ("CFIC"). The Stilwell CFIC Group reported that it acquired the stock of CFIC for investment purposes after CFIC announced the sale of two of its four subsidiary banks and its intent to sell one or more of its remaining subsidiaries. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. Thereafter, the Stilwell CFIC Group announced its intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary. On March 27, 2001, members of the Stilwell CFIC Group wrote to CFIC confirming that CFIC had agreed to meet with one of the Stilwell CFIC Group's proposed nominees to the Board. On March 30, 2001, before the meeting took place, CFIC announced that it had agreed to be merged with First Financial Corporation for cash estimated at $15.00 per share. The Stilwell CFIC Group, having accomplished its purpose of maximizing shareholder value, has announced that it will not seek representation on the Board or solicit proxies for use at the annual meeting.

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CUSIP No. 685932105            SCHEDULE 13D                 Page 12 of 29
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      On February 23, 2001, certain members of the Group ("Stilwell MONT Group")
filed a Schedule 13D in connection with the common stock of Montgomery Financial Corporation ("Montgomery"). In its Schedule 13D, the Stilwell MONT Group stated that it acquired the stock of Montgomery for investment purposes and that it believes the value of Montgomery's assets exceeds its current market price. On April 20, 2001, members of the Stilwell MONT Group met with Montgomery's management, suggested to management that it should maximize shareholder value by selling the institution and notified management that it would run an alternate slate of directors at the 2001 annual meeting unless Montgomery entered into a transaction. In a Form 10Q filing dated May 14, 2001, Montgomery disclosed that its Board had amended its bylaws to require that directors or nominees to its Board must: (a) reside locally, (b) have a loan or deposit relationship with Montgomery's subsidiary bank for at least twelve months prior to nomination, (c) have served as a member of a local civic or community organization for at least twelve months during the five years prior to the nomination to the Board, and
(d) own 100 shares of Montgomery's stock. Additionally, the amended bylaws shortened the time for shareholders to notice their intention to nominate alternate directors at the 2001 annual meeting. (In documents produced by Montgomery to members of the Stilwell MONT Group, it was revealed that eleven days after the filing of the Stilwell MONT Group's Original 13D, Montgomery's Board held a Special Meeting at which it adopted the foregoing amendment.) On June 5, 2001, Montgomery announced that it had hired an investment banking firm, to "help evaluate available alternatives to improve financial performance and maximize shareholder value. . . . [including] a potential acquisition or merger." On June 13, 2001, the Group noticed its intention to nominate two persons to Montgomery's board at the 2001 annual meeting. On July 24, 2001, Montgomery announced that it signed a definitive agreement with Union Community Bancorp ("Union") providing for the merger of Montgomery into Union.

      On June 14, 2001, certain members of the Group (the "Stilwell HCBB Group") filed a Schedule 13D in connection with the common stock of HCB Bancshares, Inc. ("HCBB"). On or about September 4, 2001, the Stilwell HCBB Group reported that it had entered into a standstill agreement with HCBB whereby, among other things, HCBB would expand its board of directors by one seat and appoint a director selected by the Stilwell HCBB Group. Additionally, HCBB agreed to adopt annual financial targets. If HCBB does not achieve this target, it has agreed to retain an investment banking firm to help it to evaluate alternatives to maximize shareholder value. So long as HCBB achieves the target, the Stilwell HCBB Group has agreed, among other things, to: (a) refrain from soliciting proxies to elect an alternate slate to the Board, (b) refrain from interfering with the operational decisions of HCBB, (c) refrain from making statements critical of HCBB, and (d) support the election of HCBB 's nominees to the Board. Unless earlier terminated pursuant to its terms, the parties' agreement expires on its fifth anniversary. On October 22, 2001, the Stilwell HCBB Group disclosed that HCBB named John G. Rich, the Stilwell HCBB Group's appointee, as its new director. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares.

      On February 20, 2002, certain members of the Group (the "Stilwell ACAP Group") entered into a three year Standstill Agreement with American Physicians Capital, Inc. ("ACAP") wherein ACAP invited the Stilwell ACAP Group's nominee, Spencer L. Schneider, to become a director on ACAP's Board of Directors. Additionally, ACAP agreed, subject to its Board's fiduciary duty and regulatory approval, to consider using a portion of its excess capital to repurchase the Company's


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CUSIP No. 685932105            SCHEDULE 13D                 Page 13 of 29
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shares in each of the fiscal years 2002 and 2003 so that its  outstanding  share count would decrease by 15% for each of those year.

      So long as not inconsistent with the terms of the Standstill Agreement, members of the Group may make further purchases of shares of Common Stock and/or may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so, except in accordance with Paragraph 6(f) of the Standstill Agreement. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of
Schedule 13D. So long as not inconsistent with the terms of the Standstill Agreement, members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer

      The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 3,082,117, reported as the number of outstanding shares as of February 6, 2002, on a Form 10-Q dated February 14, 2002. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

(A)  Stilwell Value Partners II

     (a)  Aggregate number of shares beneficially owned: 283,476
            Percentage: 9.19%

     (b)    1.  Sole power to vote or to direct vote: 0
            2.  Shared power to vote or to direct vote: 283,476
            3.  Sole power to dispose or to direct the disposition: 0
            4.  Shared power to dispose or to direct disposition: 283,476

     (c) On February 6, 2002, Stilwell Value Partners II, pursuant to its agreement with Mr. Bryant, transferred 2,224 shares of Common Stock to Mr. Bryant as a result of Mr. Bryant having exercised his cashless option thereunder.

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners II, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners II, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners II. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners II with regard to those shares of Common Stock.

(B)   Stilwell Associates

     (a)  Aggregate number of shares beneficially owned: 283,476
           Percentage: 9.19%

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CUSIP No. 685932105            SCHEDULE 13D                 Page 14 of 29
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     (b)    1.  Sole power to vote or to direct vote: 0
            2.  Shared power to vote or to direct vote: 283,476
            3.  Sole power to dispose or to direct the disposition: 0
            4.  Shared power to dispose or to direct disposition: 283,476

     (c) Since previously reported Stilwell Associates has made no purchases or sales of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C)   Stilwell Value LLC

     (a) Aggregate  number of shares  beneficially  owned:  283,476
          Percentage: 9.19%

     (b)    1.  Sole power to vote or to direct vote: 0
            2.  Shared power to vote or to direct vote: 283,476
            3.  Sole power to dispose or to direct the disposition: 0
            4.  Shared power to dispose or to direct disposition: 283,476

     (c)  Stilwell Value LLC has made no purchases of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners II and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners II and Stilwell Associates.

(D)   Mr. Joseph Stilwell

     (a) Aggregate number of shares beneficially owned: 283,476
          Percentage: 9.19%

     (b)    1.   Sole power to vote or to direct vote: 0
            2.   Shared power to vote or to direct vote: 283,476
            3.   Sole power to dispose or to direct the disposition: 0
            4.   Shared power to dispose or to direct disposition: 283,476

     (c) Since previously reported Mr. Stilwell has made no purchases or sales of Common Stock.

(E)   Neil R. Bryant

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CUSIP No. 685932105            SCHEDULE 13D                 Page 15 of 29
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     (a) Aggregate number of shares beneficially owned: 2,224
          Percentage: .0007%

     (b)    1.   Sole power to vote or to direct vote: 2,224
            2.   Shared power to vote or to direct vote: 0
            3.   Sole power to dispose or to direct the disposition: 2,224
            4.   Shared power to dispose or to direct disposition: 0

     (c) Since previously reported Mr. Bryant exercised his option to purchase 10,000 shares from Stilwell Value Partners II, and as a result of exercising the cashless option contained in his agreement, Mr. Bryant received 2,224 shares of Common Stock.

     (e) As discussed more fully in Item 4, Mr. Bryant is no longer a member of the Group or a Reporting Person as of the filing of this Amendment No. 18.

(F)   Kevin D. Padrick

     (a) Aggregate number of shares beneficially owned: 25,000
          Percentage: .008%

     (b)    1.   Sole power to vote or to direct vote: 25,000
            2.   Shared power to vote or to direct vote: 0
            3.   Sole power to dispose or to direct the disposition: 25,000
            4.   Shared power to dispose or to direct disposition: 0

     (c) Since previously reported Mr. Padrick has made no purchases or sales of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Other than the Amended Joint Filing Agreement filed as Exhibit 10, the agreements annexed in Exhibit 9, and the Standstill Agreement filed as Exhibit 14, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell, in their capacities, respectively, as general partner and managing and sole member of Stilwell Value LLC, as described in this Schedule 13D, are entitled to an allocation of a portion of profits.

      See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference. Also see Item 4 for a description of terms of the Standstill Agreement relating to beneficial ownership, voting, and transfer or sale of Common Stock by members of the Group.

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CUSIP No. 685932105            SCHEDULE 13D                 Page 16 of 29
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Item 7.   Material to be filed as Exhibits
Exhibit No.      Description
--               -----------
1     Joint Filing Agreement*
2     Letter Dated December 26, 2000 From Stilwell Associates to The Issuer**
3     Petition for Alternative Writ of Mandamus, dated January 5, 2001**
4     Letter Dated January 24, 2001 From Stilwell Associates to The Issuer***
5     Complaint dated February 16, 2001****
6     Letter Dated May 8, 2001 From Stilwell Associates to The Issuer*****
7     Complaint Dated May 21, 2001+
8     Proposed Supplemental Complaint++
9     Notice of Intention to Nominate dated August 17, 2001+++
10    Amended Joint Filing Agreement++++
11    Powers of Attorney++++
12    Opinion and Order, dated September 28, 2001+++++
13    Order on Attorney Fees, dated December 24, 2001#
14    Standstill Agreement, dated March 12, 2002

      *     Previously filed on November 17, 2000
      **    Previously filed on January 9, 2001
      ***   Previously filed on February 1, 2001
      ****  Previously filed on March 23, 2001
      ***** Previously filed on May 8, 2001
      + Previously filed on May 22, 2001
      ++ Previously filed on July 31, 2001
      +++ Previously filed on August 21, 2001
      ++++ Previously filed on September 14, 2001
      +++++ Previously filed on October 1, 2001
      # Previously filed on January 3, 2002

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CUSIP No. 685932105            SCHEDULE 13D                 Page 17 of 29
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                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2002
                                          STILWELL VALUE PARTNERS II, L.P.

                                          /s/ Joseph Stilwell
                                          ------------------------------
                                          By:   STILWELL VALUE LLC
                                                General Partner

                                          /s/ Joseph Stilwell
                                          ------------------------------
                                          By:   Joseph Stilwell
                                                Managing and Sole Member

                                          STILWELL ASSOCIATES, L.P.

                                          /s/ Joseph Stilwell
                                          ------------------------------
                                          By:   STILWELL VALUE LLC
                                                General Partner

                                          /s/ Joseph Stilwell
                                          ------------------------------
                                          By:   Joseph Stilwell
                                                Managing and Sole Member

                                          STILWELL VALUE LLC

                                          /s/ Joseph Stilwell
                                          ------------------------------
                                          By:   Joseph Stilwell
                                                Managing and Sole Member

                                          JOSEPH STILWELL

                                          /s/ Joseph Stilwell
                                          -------------------------------
                                          Joseph Stilwell

                                          NEIL R. BRYANT
                                          /s/ Neil R. Bryant*
                                          -------------------------------
                                          Neil R. Bryant

                                          KEVIN D. PADRICK
                                          /s/ Kevin D. Padrick*
                                          ---------------------------------
                                          Kevin D. Padrick

                                          By:  /s/ Joseph Stilwell*
                                               -------------------------------
                                                 Joseph Stilwell,
                                                 Attorney-in-Fact

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CUSIP No. 685932105            SCHEDULE 13D                 Page 18 of 29
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                              STANDSTILL AGREEMENT

      THIS AGREEMENT, dated this 12th day of March 2002, is by and between Oregon Trail Financial Corp., an Oregon Corporation (the "Company"), the Board of Directors of the Company (the "Board of Directors" or "Board" or "Directors"), and Stilwell Associates, L.P., a Delaware limited partnership, Stilwell Value Partners II, L.P., a Delaware limited partnership, Stilwell Value LLC, a Delaware limited liability company, and Joseph Stilwell, an individual (collectively, the "Group;" individually, a "Group Member").

                                    RECITALS

      WHEREAS, the Company and the Group have agreed that it is in their mutual interests to enter into this Agreement as hereinafter described.

      NOW THEREFORE, in consideration of the Recitals and the representations, warranties, covenants and agreements contained herein and other good and valuable consideration, the parties hereto mutually agree as follows:

      1. Representations and Warranties of the Group Members. The Group Members hereby represent and warrant to the Company, as follows:

      (a) Except as set forth on Exhibit A, and except for shares of capital stock of the Company which may be acquired in open market purchases subsequent to the date of this Agreement, which, together with the shares set forth on Exhibit A, will not exceed 9.9% of the outstanding shares of common stock of the Company (including shares or options to purchase shares held by Kevin D. Padrick and Neil J. Bryant) , neither the Group nor any Group Member, nor any of their affiliates, has or has a right to acquire a beneficial ownership interest in any capital stock of the Company, and no such person has a right to vote any shares of capital stock of the Company;

      (b) The Group and Group Members have full power and authority to enter into and perform their obligations under this Agreement, and the execution and delivery of this Agreement by the Group and Group Members has been duly authorized by the principals of the Group. This Agreement constitutes a valid and binding obligation of the Group and Group Members and the performance of its terms shall not constitute a violation of any limited partnership agreement, by-laws or any agreement or instrument to which the Group or any Group Member is a party;

      (c) There are no other persons who, by reason of their personal, business, professional or other arrangement with the Group or any Group Member, whether written or oral and whether existing as of the date hereof or in the future, have agreed, explicitly or implicitly, to take any action on behalf of or in lieu of the Group or any Group Member that would otherwise be prohibited by this Agreement; and

      (d) Except for the Release and Settlement Agreement, a copy of which is annexed hereto as Exhibit B, there are no arrangements, agreements or understandings concerning the subject matter of this Agreement between the Group (or any Group Member) and the Company other than as set forth in this Agreement.

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CUSIP No. 685932105            SCHEDULE 13D                 Page 19 of 29
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      2.    Representations and Warranties of the Company.

      (a) The Company hereby represents and warrants to the Group that the Company has full power and authority to enter into and perform its obligations under this Agreement, and that the execution and delivery of this Agreement by the Company has been duly authorized by the Board of Directors of the Company. This Agreement constitutes a valid and binding obligation of the Company and the Board and the performance of its terms shall not constitute a violation of its articles of incorporation, by-laws or any agreement or instrument to which it is a party.

      (b) The Company hereby represents and warrants to the Group that except for the Release and Settlement Agreement, a copy of which is annexed hereto as Exhibit B, there are no arrangements, agreements or understandings concerning the subject matter of this Agreement between the Group (or any Group Member) and the Company other than as set forth in this Agreement.

      3. Covenants. (a) During the term of this Agreement, the Group and each Group Member covenant and agree not to, and shall cause each of their affiliates not to, directly or indirectly, alone or in concert with any other affiliate, group or other person:

      (i) own, acquire, offer or propose to acquire or agree to acquire, whether by purchase, tender or exchange offer, or through the acquisition of control of another person or entity (including by way of merger or consolidation), the beneficial ownership of, or the right to vote, less than 7% nor more than 9.9% shares of the outstanding capital stock of the Company or any securities convertible into such capital stock (except by way of stock splits, stock dividends, stock reclassifications or other distributions or offerings made available and, if applicable, exercised on a pro rata basis, to holders of the Company capital stock generally);

      (ii) transfer, or offer or propose to transfer or agree to transfer, except in compliance with this Agreement, beneficial ownership of, or the right to vote any shares of capital stock of the Company owned as of the date of this Agreement or hereafter acquired, whether acquired through the purchase of the Company's capital stock, the acquisition of control of another person or entity (including by way of merger or consolidation), or by joining a partnership, syndicate or other group or otherwise, and the Group and each Group member acknowledge and agree that any and all shares of capital stock beneficially owned by them, whether acquired in compliance with or in contravention of this Agreement, with or without actual knowledge, shall be subject to the terms and conditions of this Agreement; provided, however, that nothing in this Agreement shall prevent or restrict the Group or any Group Member from purchasing the capital stock of the Company on margin or from transferring such stock to and among Group Members and their affiliates who are also subject to the terms and conditions of this Agreement.

      (iii) (A) propose or seek to effect a merger, consolidation, recapitalization, reorganization, sale, lease, exchange or other disposition of substantially all the assets of or other business combination involving, or a tender or exchange offer for securities of, the Company or any of its subsidiaries or any material portion of its or such subsidiary's business or assets or any other type of transaction that would result in a change in control of the Company (any such action

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CUSIP No. 685932105            SCHEDULE 13D                 Page 20 of 29
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described in this clause (A) is a "Company Transaction  Proposal"),  (B) seek to exercise any control or influence over the management of the Company or the Board of Directors of the Company or any of the businesses, operations or policies of the Company, (C) present to the Company, its stockholders or any third party any proposal constituting or that can reasonably be expected to result in a Company Transaction Proposal, or (D) seek to effect a change in control of the Company;

      (iv) publicly suggest or announce its willingness or desire to engage in a transaction or group of transactions or have another person engage in a transaction or group of transactions that constitute or could reasonably be expected to result in a Company Transaction Proposal, or take any action that might require the Company to make a public announcement regarding any such Company Transaction Proposal;

      (v) initiate, request, induce, encourage or attempt to induce or give encouragement to any other person to initiate, or otherwise provide assistance to any person who has made or is contemplating making, or enter into discussions or negotiations with respect to, any proposal constituting or that can reasonably be expected to result in a Company Transaction Proposal;

      (vi) solicit proxies (or written consents) or assist or participate in any other way, directly or indirectly, in any solicitation of proxies (or written consents), or otherwise become a "participant" in a "solicitation," or assist any "participant" in a "solicitation" (as such terms are defined in Rule 14a-1 of Regulation 14A and Instruction 3 of Item 4 of Schedule 14A, respectively, under the Securities Exchange Act of 1934) in opposition to the recommendation or proposal of the Company's Board or Directors, or recommend or request or induce or attempt to induce any other person to take any such actions, or seek to advise, encourage or influence any other person with respect to the voting of (or the execution of a written consent in respect of) the capital stock of the Company, or execute any written consent in lieu of a meeting of the holders of the capital stock of the Company or grant a proxy with respect to the voting of the capital stock of the Company to any person other than to the Board of Directors of the Company;

      (vii) initiate, propose, submit, encourage or otherwise solicit stockholders of the Company for the approval of one or more stockholder proposals or induce or attempt to induce any other person to initiate any stockholder proposal, or seek election to or seek to place a representative or other affiliate or nominee on the Company's Board or Directors or seek removal of any member of the Company's Board of Directors;

      (viii) form, join in or in any other way (including by deposit of the Company's capital stock) participate in a partnership, pooling agreement, syndicate, voting trust or other group with respect to the Company's capital stock, or enter into any agreement or arrangement or otherwise act in concert with any other person, for the purpose of acquiring, holding, voting or disposing of the Company's capital stock;

      (ix) (A) join with or assist any person or entity, directly or indirectly, in opposing, or make any statement in opposition to, any proposal or director nomination submitted by the Company's Board of Directors to a vote of the Company's stockholders, or (B) join with or assist any person or entity, directly or indirectly, in supporting or endorsing (including supporting,

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CUSIP No. 685932105            SCHEDULE 13D                 Page 21 of 29
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requesting or joining in any request for a meeting of stockholders in connection with), or make any statement in favor of, any proposal submitted to a vote of the Company's stockholders that is opposed by the Company's Board of Directors;

      (x) vote for any nominee or nominees for election to the Board of Directors of the Company, other than those nominated or supported by the Company's Board of Directors, and no Group Member shall consent to become a nominee for election as a Director of the Company;

      (xi) except in connection with the enforcement of this Agreement, participate, by encouragement or otherwise, in any litigation against or derivatively on behalf of the Company or its officers and directors, except for testimony which may be required by law, and except as may occur in the ordinary course of business with respect to any loan, deposit or other transaction where the Group Member or an affiliate is dealing with the Company as a customer;

      (xii) make any public statement, whether by press release, comment to any news media or otherwise, regarding the affairs of the Company or that reflects negatively against the Company or any subsidiary or the Board of Directors of the Company or any subsidiary or any of the directors or officers of the Company or any subsidiary;

      (xiii) advise, assist, encourage or finance (or arrange, assist or facilitate financing to or for) any other person in connection with any of the matters restricted by, or otherwise seek to circumvent the limitations of, this Agreement.

      (b) During the term of this Agreement, the Group and each Group Member covenant and agree, and shall require each of their affiliates, to vote and shall require any affiliate, group or other person acting in concert with any Group Member to vote, all shares beneficially owned (i) in favor of any proposal submitted by the Company's management to a vote of the Company's stockholders where the proposal requires a majority or greater percentage of affirmative votes of the total outstanding capital stock of the Company for passage and (ii) in accordance with the recommendations of a majority of the members of the Board of Directors of the Company then in office on all procedural matters submitted to a vote of the Company's stockholders, including, without limitation, the election of directors and auditors.

      (c) Notwithstanding the foregoing, should the Company not achieve the Financial Goal set forth in Paragraph 4(a) below, the covenant in Subparagraph
(b) of this Paragraph 3 shall be deemed null and void.

      (d) If the Company announces a merger, sale or the substantial disposition of its assets to a third-party, the Group and Group Members shall be entitled to sell their shares.

      4.    Financial Goals.

      (a) The Company agrees to adopt a target to achieve a return on equity ("ROE") greater than the median for all publicly traded thrifts (excluding mutual holding companies) with assets between $250 million and $500 million based on the data published by SNL Securities for the fiscal year beginning April 1, 2001 and each and every year thereafter (the "Financial Goal"). This determination will be made on May 31 of each year based on the last twelve months ended March

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CUSIP No. 685932105            SCHEDULE 13D                 Page 22 of 29
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31 financial information.  Although the failure to meet the Financial Goal shall not be deemed a breach of this Agreement, if the Financial Goal is not met the Board of the Company agrees to utilize its investment banking firm to help the Board evaluate alternatives to maximize shareholder value of Company. It is expressly understood that any payments made to the Stilwell Group by the Company pursuant to the Release and Settlement Agreement, as well as all expenses incurred by the Company in connection with the Litigation described in the Release and Settlement Agreement and all expenses incurred in connection with the 2001 proxy solicitation, to the extent such expenses were incurred in the fiscal year beginning April 1, 2001, shall be excluded for purposes of calculating ROE for the fiscal year beginning April 1, 2001.

      (b) The Company agrees that an ongoing goal of the Company is to reduce excess capital to increase earnings per share and return on equity. In pursuit of this goal the Company will endeavor to reduce its capital ratio to 11% within one year from the date of this Agreement ("Capital Ratio Target"), subject to the Board of Directors' fiduciary duties and the Company's applicable regulatory and securities requirements.

      (c) The Company agrees, on an annual basis, to request its investment banking firm to provide assistance regarding its evaluation of the advisability of a 10% stock repurchase by the Company, net of new issuances, subject to the Board of Directors' fiduciary duties and the Company's applicable regulatory and securities requirements.

5.    Directorship.

      (a) The Company and its Board of Directors agree to nominate and support Kevin Padrick ("Padrick") for re-election to the Board of the Company at the expiration of his current term. If Padrick chooses not sit for re-election or becomes ineligible to sit, the Company shall nominate a Replacement Director, selected in accordance with sub-paragraph (d) below. If Padrick or the Replacement Director is not re-nominated the Company will be in breach of this Agreement.

      (b) The Company has appointed Padrick to the Audit Committees of the Board and the Company agrees to ensure Padrick remains on the Audit Committee of the Company or is appointed to the Compensation Committee of the Company.

      (c) Padrick will be treated equally, on a prospective basis, with other Directors with respect to compensation and benefits, including with respect to grants of shares and options to purchase shares, however, there will be no adjustment for past benefits granted to other Directors.

      (d) Should Padrick leave the Board for any reason, the Company shall appoint a replacement director, selected by Stilwell ("Replacement Director"), subject to the approval of the Company, which approval shall not be unreasonably withheld, and the Replacement Director shall be appointed to the Board of the Company and either the Audit or Compensation Committees of the Company. The provisions of subsections (a), (b) and (c) of this Paragraph shall apply to the Replacement Director.

      (e) It is expressly agreed that Padrick is not bound, and no Replacement Director shall be bound, by the covenants, obligations and duties imposed upon the Group in this Agreement.

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CUSIP No. 685932105            SCHEDULE 13D                 Page 23 of 29
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      6. Right of First  Refusal.  Other than as provided by  Subparagraph  6(f)
below, should any Group Member wish to transfer or sell stock of the Company, before making any such transfer or sale, such Group Member shall first give the Company the opportunity to purchase said stock in the following manner:

      (a) Such Group Member intending to make a transfer or sale shall give notice to the Company in writing of such intention, via facsimile to its President or Secretary, specifying the number of shares proposed to be disposed ("Transfer Notice").

      (b) The Company shall have the right, exercisable by written notice by the Company within three business days after receipt of the Transfer Notice, to accept the offer to purchase all or any portion of the shares ("Acceptance Notice"). In order to be timely, the Acceptance Notice must be delivered by the Company within three business days after the delivery to it of the Transfer
Notice. If the Acceptance Notice is not timely delivered, the offer to sell shall be deemed declined.

      (c) The closing of the sale of the stock shall take place within seven business days after the delivery date of the Transfer Notice. The purchase price per share shall equal the average of the independent sale price of the stock on the NASDAQ National Market for the seven business days between the delivery of the Transfer Notice and the closing.

      (d) If an Acceptance Notice is declined, the offering Group Member shall be permitted to sell the stock offered for sale in the Transfer Notice to any person, and it is expressly agreed that such stock shall be free and clear of any and all of the restrictions contained in this Agreement, unless the stock is transferred or sold to another Group Member.

      (e) Nothing in this Paragraph 6 permits the Group or any Group Member to own, acquire, offer or propose to acquire, or agree to acquire, whether by purchase, tender or exchange offer, or through the acquisition of control of another person or entity (including by way of merger or consolidation), the beneficial ownership of, or the right to vote less than 7% of the outstanding capital stock of the Company or any securities convertible into such capital stock (except by way of stock splits, stock dividends, stock reclassifications or other distributions or offerings made available and, if applicable, exercised on a pro rata basis, to holders of the Company capital stock generally). If the Company announces a merger, sale or the substantial disposition of its assets to a third-party, the terms of Paragraph 6 shall be deemed null and void.

      (f) During the sixty days following the date of this Agreement only, the Group will place and maintain a pro rata order with the same stock broker used by the Company which provides that the Group shall sell one share of stock of the Company for every ten shares of stock of the Company purchased by the Company.

      7.    Notice of Breach, Remedies, and Attorneys' Fees.

      The parties acknowledge the generally accepted principle that a material breach by one party to a contract excuses further performance by the other, but they expressly agree that an actual or threatened breach of this Agreement by any party will give rise to irreparable injury that cannot adequately be compensated by damages. Accordingly, in addition to any other remedy to which it

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CUSIP No. 685932105            SCHEDULE 13D                 Page 24 of 29
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may be  entitled,  each party shall be entitled to seek a temporary  restraining order or injunctive relief to prevent a breach of the provisions of this Agreement or to secure specific enforcement of its terms and provisions.

      The Group (and each Group Member) expressly agree that they will not be excused or claim to be excused from performance under this Agreement as a result of any material breach by the Company unless and until the Company is given written notice of such breach and 10 business days during which time the Company may either cure such breach or seek equitable relief. If the Company seeks equitable relief, the Group (and each Group Member) irrevocably stipulate that any failure to perform or any assertion by the Group (or any Group Member) that they are excused from performing their obligations under this Agreement would cause the Company irreparable harm, that the Company shall not be required to provide further proof of irreparable harm in order to obtain equitable relief and that the Group (and each Group Member) shall not deny or contest that such actions would cause the Company irreparable harm. If, after such 10 business day period, the Company has not either reasonably cured such material breach or obtained equitable relief, the Group (or each Group Member) may terminate this Agreement by delivery of written notice to Company.

      The Company expressly agrees that it will not be excused or claim to be excused from performance under this Agreement as a result of any material breach by the Group (or any Group Member) unless and until the Group (and each Group Member) is given written notice of such breach and 10 business days during which time the Group (or any Group Member) may either cure such breach or seek equitable relief. If the Group (or any Group Member) seeks equitable relief, the Company irrevocably stipulates that any failure to perform or any assertion by the Company that it is excused from performing its obligations under this Agreement would cause the Group (and each Group Member) irreparable harm, that the Group (or any Group Member) shall not be required to provide further proof of irreparable harm in order to obtain equitable relief and that the Company shall not deny or contest that such actions would cause the Group (and each Group Member) irreparable harm. If, after such 10 business day period, the Group (or the Group Member) has not either reasonably cured such material breach or obtained declaratory or injunctive relief, the Company may terminate this Agreement by delivery of written notice to the Group and each Group Member.

      If any party institutes an action to interpret this Agreement, or to enforce its rights under or recover damages for breach of, this Agreement, the prevailing party in such action or appeal shall be awarded all costs and expenses of the litigation, including, but not limited to, attorneys' fees, filing and service fees and witness fees. The prevailing party will be the party that succeeds either affirmatively or defensively on claims having the greatest value or importance, as determined by the court.

      8. Term. This Agreement shall be effective upon the execution of the Agreement, and will remain in effect for a period of five (5) years.

      9. Publicity. The Parties shall issue a joint press release, a copy of which is annexed hereto as Exhibit C, announcing the execution of this Agreement. The parties, however, shall not publish this Agreement nor the Release and Settlement Agreement attached as Exhibit B hereto.

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CUSIP No. 685932105            SCHEDULE 13D                 Page 25 of 29
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During the term of this  Agreement,  none of the  parties  hereto  shall  cause, suffer or, to the extent within its control, permit any press release or other publicity concerning any other party to be created, issued or circulated without the prior reasonable and good faith approval of the other party. Additionally, the covenant contained in Paragraph 3(a)(xii) shall be binding upon the Company and the Board with respect to statements regarding the Group and Group Members, provided, however, that such covenant shall not apply to statements made by Elms or Rouse in connection with any litigation that may be brought by them at any time against the Group or any Group Member. Notwithstanding anything contained herein, any disclosure or statement concerning this Agreement, the Release and Settlement Agreement, or any Party hereto may be made without violating this Agreement to the extent such disclosure or statement is: (a) made in connection with the enforcement of this Agreement or the Release or Settlement Agreement,
(b) ordered by a court or government authority, or (c) is required by statute or regulation.

      10. Notices. Except for the notice provisions in Paragraph 6 above, all notice requirements and other communications indicated shall be deemed given when personally delivered or on the first business day after being sent by overnight courier, addressed to the Group and the Company below:

            Group:           Joseph Stilwell
                             26 Broadway, 23rd Floor
                             New York, New York 10004

            With a copy to:  Spencer L. Schneider, Esq.
                             145 Hudson Street
                             New York, New York 10013

            The Company:     Berniel L. Maughan
                             President and Chief Executive Officer
                             Oregon Trail Financial Corp.
                             2055 First Street
                             Baker City, Oregon 97814

            With a copy to:  Curt B. Gleaves, Esq.
                             Foster Pepper & Shefelman LLP
                             101 SW Main Street
                             15th Floor
                             Portland, Oregon 97204

      11. Governing Law and Choice of Forum. Oregon law, unless applicable federal law or regulation is deemed controlling, shall govern the construction and enforceability of this Agreement. Any and all actions concerning any dispute arising hereunder shall be filed and maintained in a state or federal court, as appropriate, sitting in the State of Oregon.

      12. Severability. If any term, provision, covenant or restriction of this Agreement is held by any governmental authority or a court of competent jurisdiction to be invalid, void or

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CUSIP No. 685932105            SCHEDULE 13D                 Page 26 of 29
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unenforceable,   the   remainder  of  the  terms,   provisions,   covenants  and
restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

      13. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the successors and assigns, and transferees by operation of law, of the parties. Except as otherwise expressly provided for herein, this Agreement shall not inure to the benefit of, be enforceable by or create any right or cause of action in any person, including any shareowner of the Company, other than the parties hereto. Notwithstanding the foregoing, the obligations of Paragraphs 4 and 5 above shall not apply to any successor or transferee of the Company.

      14.  Survival  of   Representations,   Warranties  and   Agreements.   All
representations, warranties, covenants and agreements made herein shall survive the execution and delivery of this Agreement.

      15. Amendments. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

      16. Definitions. As used in this Agreement, the following terms shall have the meanings indicated, unless the context otherwise requires:

      (a) The term "acquire" means every type of acquisition, whether effected by purchase, exchange, operation or law or otherwise.

      (b) The term "acting in concert" means (i) knowing participation in a joint activity or conscious parallel action towards a common goal whether or not pursuant to an express agreement, or (ii) a combination of pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

      (c) The term "affiliate" means a person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, one or more of the Group Members.

      (d) The terms "beneficial ownership" or "beneficially owned" mean all capital stock of the Company owned or held in the name of a Group Member or an associate thereof, individually or jointly with any other person; by any trust in which the Group Member is a settlor, trustee, or beneficiary; by any corporation in which the Group Member is a stockholder (owning, together with all other Group Members and their respective affiliates, more than five percent (5%) of the outstanding voting power), director or officer; by any partnership in which the Group Member is a limited partner (owning, together with all other Group Members and their respective affiliates, more than five percent (5%) of the outstanding beneficial interests), or a general partner, employee or agent; or by any other entity in which a Group Member holds, together with all other Group Members and their respective affiliates, more than five percent (5%) of the outstanding beneficial interests.

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CUSIP No. 685932105            SCHEDULE 13D                 Page 27 of 29
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      (e) The term "change in control"  means:  (A) any person or group  becomes the beneficial owner of shares of capital stock of the Company or Pioneer Bank, a Federal Savings Bank (the "Bank") representing 25% or more of the total number of votes that may be cast for the election of the Board of Directors of the Company or the Bank, (B) in connection with any tender or exchange offer (other than an offer by the Company or the Bank), merger or other business combination, sale of assets or contested election, or combination of the foregoing, the persons who were directors of the Company or the Bank cease to be a majority of the Board of Directors, or (C) stockholders of the Company or the Bank approve a transaction pursuant to which substantially all of the assets of the Company or the Bank will be sold.

      (f) The term "control" (including the terms "controlling," "controlled by," and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management, activities or policies of a person or organization, whether through the ownership of capital stock, by contract, or otherwise.

      (g) The term "group" has the meaning as defined in Section 13(d)(3) of the Securities Exchange Act of 1934.

      (h) The term "person" includes an individual, group acting in concert, a corporation, a partnership, an association, a joint stock company, a trust, an unincorporated organization or similar company, a syndicate, or any other group formed for the purpose of acquiring, holding or disposing of the equity securities of the Company.

      (i) The term "transfer" means, directly or indirectly, to sell, gift, transfer, assign, pledge, encumber, hypothecate or similarly dispose of (by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, gift, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of (by operation of law or otherwise), any capital stock, or any interest in any capital stock, of the Company; provided, however, that a merger or consolidation in which the Company is a constituent corporation shall not be deemed to be the transfer of any capital stock beneficially owned by the Group or a Group Member.

      (j) The term "vote" means to vote in person or by proxy, or to give or authorize the giving of any consent as a stockholder on any matter.

      17. Counterparts. This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

      18. Duty to Execute. Each party agrees to execute any and all documents, and to do and perform any and all acts and things necessary or proper to effectuate or further evidence the terms and provisions of this Agreement.

             THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK
                        SIGNATURES ARE ON FOLLOWING PAGE

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CUSIP No. 685932105            SCHEDULE 13D                 Page 28 of 29
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      IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by duly authorized officers of the undersigned as of the day and year first above written.


STILWELL VALUE PARTNERS II, L.P.                OREGON TRAIL FINANCIAL
                                                 CORP.

/s/                                             /s/
--------------------------------                -------------------------------
By:   STILWELL VALUE LLC                        By:   Berniel L. Maughan
      General Partner                                 President and CEO

/s/                                             /s/
--------------------------------                -------------------------------
By:  Joseph Stilwell                            By:   Stephen R. Whittemore
     Managing and Sole Member                         Chairman of the Board of
                                                      Directors

STILWELL ASSOCIATES, L.P.                       ALBERT H. DURGAN*

/s/                                             /s/
--------------------------------                -------------------------------
By: STILWELL VALUE LLC
General Partner                                 EDWARD H. ELMS*

/s/                                             /s/
--------------------------------                -------------------------------
By: Joseph Stilwell
    Managing and Sole Member                    JOHN W. GENTRY*

STILWELL VALUE LLC                              /s/
                                                -------------------------------
/s/
--------------------------------                JOHN A. LIENKAEMPER*
By:   Joseph Stilwell
      Managing and Sole Member                  /s/
                                                -------------------------------
JOSEPH STILWELL
                                                CHARLES H. ROUSE*

/s/                                             /s/
--------------------------------                -------------------------------
      Joseph Stilwell
                                                STEPHEN R. WHITTEMORE*

                                                /s/
                                                -------------------------------

                                                KEVIN PADRICK*

                                                /s/
                                                -------------------------------

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CUSIP No. 685932105            SCHEDULE 13D                 Page 29 of 29
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* Executed in their personal capacities only with respect to the obligations contained only in the following sentence contained in Paragraph 9 above:
"Additionally, the covenant contained in Paragraph 3(a)(xii) shall be binding upon the Company and the Board with respect to statements regarding the Group and Group Members."